April 5, 2019

Via EDGAR Submission

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Kim McManus

Jeffrey Lewis

Robert Telewicz

Joshua Lobert

Re:	Best Western International, Inc.

Amendment No. 2 to

Registration Statement on Form S-1

Filed March 5, 2019

File No. 333-226793

Ladies and Gentlemen:

Best Western International, Inc. (the “Company”), is hereby providing to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) the Company’s response to comment 1 of the Staff’s letter dated March 27, 2019, relating to the Staff’s review of the Company’s Registration Statement on Form S-1 (File No. 333-226793) (as amended, the “Registration Statement”). The Company’s response below corresponds to the caption and number of the comment (which is reproduced below in italics).

Comment

Financial Statements

Notes to Consolidated Financial Statements

Note 14. Subsequent Events

1.

Please tell us whether the acquisition of WorldHotels Holdings LLC is considered the acquisition of a material business in accordance with Rule 3-05 of Regulation S-X. Please include your significance test in your response.

U.S. Securities and Exchange Commission

April 5, 2019

Response:

The Company respectively advises the Staff that the Company has performed procedures related to Rule 3-05(b) of Regulation S-X (the “Significance Tests”) in connection with its acquisition of BV Acquisitions X GmbH (the “Target”) on February 15, 2019 and has concluded that no financial statements of the Target are required to be presented in the Registration Statement.

Pursuant to Rule 3-05(b) of Regulation S-X, the Company performed the Significance Tests using the audited 2018 financial statements of the Company, the unaudited 2018 financial statements of the Target, and on a supplemental basis, the audited 2017 financial statements of the Target. The highest significance level for any of the Significance Tests is 8.62%, as set forth hereto on Attachment A. If none of the Significance Tests results exceeds 20 percent, financial statements of the Target are not required. As a result, no financial statements of the Target are required to be presented in the Registration Statement under Rule 3-05 of Regulation S-X.

***

U.S. Securities and Exchange Commission

April 5, 2019

We hope that the foregoing has been responsive to the Staff’s comments. Should you have any questions relating to any of the foregoing, please do not hesitate to contact the undersigned at (602) 957-5619 or mark.straszynski@bestwestern.com.

Sincerely,

/s/ Mark Straszynski
Mark Straszynski

cc:	Edward J. Schneidman

Wayne Williams

Kirkland & Ellis LLP

Attachment A

Best Western International, Inc. (BWI)

World Hotels - Significance Testing

Periods as shown

(amounts in thousands, USD)

	BWI	Target	Target
	Fiscal Year Ended November 30, 2018 (audited)	Fiscal Year Ended December 31, 2017 (audited)	Fiscal Year Ended December 31, 2018 (unaudited)
Total assets	$314,805	$18,874	$12,919
Net income before income taxes	33,391	(1,771)	(2,954)
Asset Test:
BWI’s share of WH assets		$18,396	$12,592
Consolidated total assets of BWI		314,805	314,805
Significance %		5.84%	4.00%
Investment Test:
BWI’s investment in WH		$9,000	$9,000
Consolidated total assets of BWI		314,805	314,805
Significance %		2.86%	2.86%
Income Test:
BWI’s share of WH net income before income taxes		$(1,726)	$(2,879)
Consolidated net income before income taxes of BWI		33,391	33,391
Significance %		5.17%	8.62%

Conclusion:

The number of years that audited financial statements of the acquired or to be acquired business (Target) must be filed are for the periods specified in S-X Rule 3-05(b). The number of years that audited financial statements must be presented depends on the highest significance level of the Target. For purposes of performing the prescribed significance tests, we’ve used audited financial statements from 2018 of the Purchaser and both audited 2017 financial statements and unaudited 2018 financial statements of the Target. The highest significance level based upon the calculations above is 8.62%. As specified in S-X Rule 3-05(b), since the highest significance level is less than 20%, no audited financial statements of the Target need to be presented.